Alpine Summit Energy Partners, Inc.

(formerly Red Pine Petroleum Ltd.)

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited)

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Condensed Consolidated Statements of Financial Position
(amounts in US dollars)(Unaudited)
As at

		June 30,	December 31,
	Notes	2022	2021
ASSETS
Current assets
Cash		$23,440,802	$8,622,815
Restricted cash		1,323,725	-
Accounts receivable		23,826,378	18,797,635
Prepaid expenses		732,333	535,474
		49,323,238	27,955,924
Non-current assets
Right-of-use-assets		357,254	414,076
Exploration and evaluation assets	5	29,566,789	24,987,312
Property, plant and equipment (net)	6	168,175,986	92,270,130

Total assets		$247,423,267	$145,627,442
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$56,990,432	$48,245,677
Current lease obligations		129,594	115,095
Current portion of long-term debt (net)	8	33,255,624	7,059,834
Development partnership liabilities	7	94,923,358	44,694,643
Corporate credit facility	9	17,000,000	2,200,000
Commodity contracts	23(c)	12,451,328	6,479,508
		214,750,336	108,794,757

Non-current liabilities
Long-term debt (net)	8	40,266,709	16,139,307
Asset backed preferred instrument	11	-	18,687,351
Commodity contracts	23(c)	2,233,580	13,901,672
Long-term lease obligations		333,198	374,848
Deferred tax liability	19	2,832,215	2,832,215
Decommissioning liabilities	10	2,842,269	1,946,306
		48,507,971	53,881,699

Total liabilities		263,258,307	162,676,456

SHAREHOLDERS' (DEFICIENCY)
Share capital	12	$47,765,866	$43,414,147
Capital reserve	14	41,273,020	34,459,432
Contributed surplus		6,291,321	5,405,548
Accumulated deficit		(89,501,774)	(81,314,105)
Equity/(deficiency) attributable to Alpine
Summit Energy Partners, Inc. Shareholders		5,828,433	1,965,022
Non-controlling interest	14	(21,663,473)	(19,014,036)
Total Shareholders' deficiency		(15,835,040)	(17,049,014)
Total liabilities and Shareholders' equity/(deficiency)		$247,423,267	$145,627,442

Going concern (Note 3(b))

Subsequent events (Note 24)

Approved by the Board:

"signed" Craig Perry	"signed" Stephen Schaefer
Director	Director

See accompanying notes to the condensed interim consolidated financial statements.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2022 and 2021
(unaudited)(amounts in US dollars)

		Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
	Notes

Revenue
Revenue from petroleum and natural gas sales	17	$77,412,882	$12,836,239	$124,452,167	$32,462,152
Royalties		(21,918,895)	(3,587,815)	(34,940,865)	(8,921,851)
		55,493,987	9,248,424	89,511,302	23,540,301

Unrealized gains/(losses) on derivative commodity contracts	23(c)	8,064,051	(8,389,077)	(5,751,522)	(17,570,964)
Realized losses on derivative commodity contracts	23(c)	(10,288,307)	(4,129,430)	(18,623,855)	(7,838,514)
Total revenue, net of royalties and derivative commodity contracts		$53,269,731	$(3,270,083)	$65,135,925	$(1,869,177)
Expenses
Operating and transportation		9,780,292	1,830,431	14,339,168	3,580,579
General and administrative expense	20	4,767,120	3,492,504	7,909,334	5,988,833
Stock-based compensation	15	4,229,527	9,073,228	5,519,670	9,073,228
Depletion and depreciation expense		9,782,846	2,861,427	14,381,822	6,706,427
Finance income and expense (net)	18	15,487,958	4,224,249	26,036,921	5,760,290

Total expenses		44,047,743	21,481,839	68,186,915	31,109,357

Income/(loss) before taxes and non-controlling interest:		$9,221,988	$(24,751,922)	$(3,050,990)	$(32,978,534)

Deferred taxes	19	-	-	-	-
Net income/(loss) and comprehensive loss for the period before non-controlling interest		$9,221,988	$(24,751,922)	$(3,050,990)	$(32,978,534)
Net income/(loss) and comprehensive loss attributable to non- controlling interest		2,348,171	-	(975,842)	-
Net income/(loss) and comprehensive loss for the period attributable to Alpine Summit Energy Inc. Shareholders		$6,873,817	$(24,751,922)	$(2,075,148)	$(32,978,534)

Income/(loss) per share attributable to Alpine Shareholders
Income/(loss) and comprehensive loss per share - basic	12	$0.20	$(1.68)	$(0.06)	$(2.13)
Weighted average number of shares outstanding basic	12	34,084,148	14,775,021	33,947,937	15,514,266
Income/(loss) and comprehensive loss per share - diluted	12	$0.19	$(1.68)	$(0.06)	$(2.13)
Weighted average number of shares outstanding diluted	12	35,405,337	14,775,021	33,947,937	15,514,266

See accompanying notes to the condensed interim consolidated financial statements.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Condensed Interim Consolidated Statements of Changes in Members' Equity/(Deficiency)
(amounts in US dollars)
(Unaudited)

		HB2 Member	SVS Shares	MVS Shares	PVS Shares		Contributed		Accumulated	Non-controlling	Total shareholders'
	Note	Units	Number	Number	Number	Share Capital	surplus	Capital Reserve	deficit	interest	equity/(deficiency)
Opening Balance January 1, 2021		17,083,501	-	-	-	$37,097,376	-	$5,023,375	$(39,757,844)	$-	$2,362,907
Issuance of member units for cash	12	819,215	-	-	-	8,044,700	-	-	-	-	8,044,700
Issuance of member units exchanged for promissory notes	12	353,870	-	-	-	3,475,000		-	-	-	3,475,000
assets		356,415	-	-	-	3,499,995		-	-	-	3,499,995
Issuance of member units to contractors	12	923,954	-	-	-	9,073,228		-	-	-	9,073,228
Redemption of member units	12	(3,992,629)	-	-	-	(8,680,786)		-	(11,884,914)	-	(20,565,700)
Net loss and comprehensive loss for the period		-	-	-	-	-	-	-	(32,978,534)	-	(32,978,534)
Ending Balance June 30, 2021		15,544,326	-	-	-	$52,509,513	-	$5,023,375	$(84,621,292)	$-	$(27,088,404)

Opening Balance January 1, 2022		-	32,535,731	10,335.330	15,947.292	$43,414,147	$5,405,548	$34,459,432	$(81,314,105)	$(19,014,036)	$(17,049,014)
Exchange of units for SVS and MVS	12	-	158,686	(1,586.860)	-	-	-	-	-	-	-
Stock based compensation	15	-	-	-	-	-	5,519,670	-	-	-	5,519,670
Settlement of RSUs	12, 14	-	1,114,430	-	-	4,633,897	(4,633,897)	6,813,588	-	(6,813,588)	-
Repurchase of SVS for cancellation	12	-	(44,900)	-	-	(282,178)	-	-	-	-	(282,178)
Development partnership redemption for HB2 Origination LL Units	7, 14	-	-	-	-	-	-	-	-	8,286,935	8,286,935
Dividends declared	13	-	-	-	-	-	-	-	(6,112,521)	(3,146,942)	(9,259,463)
Net income and comprehensive loss for the period		-	-	-	-	-	-	-	(2,075,148)	(975,842)	(3,050,990)
Ending Balance June 30, 2022		-	33,763,947	8,748.470	15,947.292	$47,765,866	$6,291,321	$41,273,020	$(89,501,774)	$(21,663,473)	$(15,835,040)

See accompanying notes to the condensed interim consolidated financial statements.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2022 and 2021
(unaudited)(amounts in US dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021
Operating Activities
Net income/(loss) for the period before non-controlling interest		$9,221,988	$(24,751,922)	$(3,050,990)	$(32,978,534)
Items not affecting cash:
Depletion and depreciation expense	6	9,782,846	2,861,427	14,381,822	6,706,427
Stock-based compensation	15	4,229,527	9,073,228	5,519,670	9,073,228
Deferred taxes	19	-	-	-	-
Accretion expense	10	19,381	3,738	28,735	8,943
Interest on lease liability		3,930	1,302	7,922	1,302
Amortization of debt issuance costs	8	1,850,275	274,558	2,038,268	596,299
Asset back preferred instrument interest	11	139,293	620,443	658,047	778,382
Fair value change on development partnership	7	12,003,751	2,654,065	20,992,255	2,671,972
Non cash development partnership exchange		-	-	84,300	-
Unrealized loss on commodity contracts	23(c)	(8,064,051)	8,389,077	5,751,522	17,570,964
Net change in non-cash working capital	21	24,493,126	3,328,536	(5,107,192)	4,355,106
Cash flows from operating activities		53,680,066	2,454,452	41,304,359	8,784,089

Investing Activities

Expenditures on property, plant and equipment	6	(28,383,860)	(9,836,725)	(70,657,974)	(14,883,119)
Expenditures of exploration and evaluation assets	5	(20,034,058)	(3,374,327)	(23,369,431)	(3,469,396)
Right of use payments		(35,073)	-	(35,073)	-
Deposits on commodity contract	23(c)	(6,105,137)	-	(11,447,794)	-
Net change in non cash working capital	21	(19,066,196)	10,278,627	8,626,345	9,766,389
Cash flows used in investing activities		(73,624,324)	(2,932,425)	(96,883,927)	(8,586,126)

Financing Activities
Issuance of shares for cash	12	-	-	-	8,044,700
Dividends paid	13, 14	(4,659,842)	20,231,836	(9,259,463)	29,931,836
Proceeds from development partnerships	7	3,936,375	(1,875,000)	41,795,665	(1,875,000)
Distributions to development partnerships	7	(4,272,270)	-	(4,272,270)	-
Proceeds from promissory notes		-	2,395,000	-	3,375,000
Proceeds from corporate credit facility	9	4,070,661	-	14,800,000	-
Proceeds from long-term debt	8	80,000,000	-	80,000,000	-
Repayment of long-term debt	8	(29,275,845)	(5,062,903)	(31,715,076)	(11,417,167)
Repayment of asset backed preferred instruments	11	(16,284,815)	(4,735,700)	(19,345,398)	(4,735,700)
Cash used for share repurchase	12	(282,178)	-	(282,178)	-
Net change in non-cash working capital	21	-	-	-	(2,881,549)
Cash flows from financing activities		33,232,086	10,953,233	71,721,280	20,442,120

Increase in cash		13,287,828	10,475,260	16,141,712	20,640,083

Cash and restricted cash, beginning of period		11,476,699	13,054,381	8,622,815	2,889,558

Cash and restricted cash, end of period		$24,764,527	$23,529,641	$24,764,527	$23,529,641

See accompanying notes to the condensed interim consolidated financial statements.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

1. General business description

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd. ("Red Pine") (the "Company" or "Alpine") was incorporated on July 30, 2008 under the Business Corporations Act (British Columbia) ("BCBCA"). On April 8, 2021, the Company entered into a Business Combination Agreement ("BCA") pursuant to which the Company agreed to complete the BCA with HB2 Origination LLC ("Origination") and change its name to "Alpine Summit Energy Partners, Inc." upon completion of the BCA (refer to Note 2 for a complete description of the BCA).

The Company's registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver BC V6C 3E8 and its principal office is located at 3322 West End Ave. Suite 450 Nashville TN, 37203.

These condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 22, 2022.

2. Business Combination Agreement and Finco Financing

On April 8, 2021, Alpine, Origination, Alpine Summit Energy Partners Finco, Inc ("Finco"), Red Pine Petroleum Subco Ltd. ("Subco") and Alpine Summit Energy Investors, Inc. ("Blocker") entered into the BCA pursuant to which the parties agreed to complete a series of transactions to effect a business combination between Alpine and Origination and that resulted in a reverse take-over of Alpine by the members of Origination.

(1) Finco issued subscription receipts for gross proceeds of approximately CDN$7.5 million (Note 12) and "The Finco Financing" later in Note 2;

(2) immediately prior to the closing of the BCA:

(a) Alpine amended its articles to (i) reclassify its common shares as Subordinate Voting Shares ("SVS"), (ii) create a new class of Multiple Voting Shares ("MVS") and a new class of Proportionate Voting Shares ("PVS"), and (iii) change its name from "Red Pine Petroleum Ltd." to "Alpine Summit Energy Partners, Inc.";

(b) each outstanding membership unit of Origination ("Origination Member Unit") would be converted into three membership units of Origination;

(c) the Subscription Receipts converted into Finco Shares, with each holder of a Subordinate Voting Subscription Receipt receiving one Class A Finco Share in exchange therefor and each holder of a Multiple Voting Subscription Receipt receiving one Class B Finco Share in exchange therefor; and

(3) on closing of the BCA:

(a) the Company, Finco and Subco completed a three-cornered amalgamation under the BCBCA pursuant to which all Finco shareholders (including former holders of the Subscription Receipts) exchanged their Class A Finco shares held for SVS or their Class B Finco Shares held for Multiple Voting Shares, as applicable, in each case on a one-for-one basis, and Finco and Subco amalgamated, with the resulting entity ("Amalco") to continue as a wholly-owned subsidiary of Alpine;

(b) Amalco wound up into Alpine, and the assets of Amalco (which consist of the funds invested by the holders of the Subscription Receipts, net of expenses) transferred to the Company by operation of law;

(c) certain U.S. holders of Origination Member Units (other than Blocker) contributed their Origination Member Units to the Company in exchange for MVS on a one-hundred membership units for one MVS basis;

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

(d) certain non-U.S. holders of Origination Member Units contributed their Origination Member Units to the Company in exchange for SVS on a one membership unit for one SVS basis subject to adjustment for any applicable withholding taxes;

(e) each holder of Blocker Shares contributed their Blocker Shares to the Company in exchange for SVS on a one Blocker Share for three SVS basis;

(f) A related party, being an officer, director and shareholder of Origination pre-closing of the BCA, and of Alpine post closing of the BCA, subscribed for 15,947.292 PVS carrying voting rights that would, in the aggregate, represent approximately 32.2% (Note 13 and 14) of the voting rights of the Company upon completion of the BCA on a fully diluted basis for a purchase price equivalent to their estimated fair market value of USD$128,213;

(g) the Company used certain proceeds of the Finco Financing and the membership units of Origination received by it to subscribe for Blocker Shares, following which the proceeds of Finco Financing received by Blocker were contributed to Origination in exchange for membership units of Origination; and

(h) Origination Member Units held by Blocker were re-designated as Class A Voting Units of Origination and Origination Member Units held by other remaining members of Origination were re-designated as Class B Non-Voting Units of Origination.

The reclassification of the common shares of the Company into SVS and the creation of the MVS in connection with the BCA is for the purpose of allowing the Company to maintain its status as a "foreign private issuer" as determined in accordance with Rule 3b-4(c) under the U.S. Exchange Act.

The Finco Financing

On August 18, 2021, Finco completed a brokered private placement of an aggregate of 161,976 subordinate voting subscription receipts at a subscription price of CDN$4.01 per subordinate voting subscription receipt and 17,057 multiple voting subscription receipts at a subscription price of CDN$401.29 per multiple voting subscription receipt for aggregate gross proceeds of approximately CDN$7.5 million (USD$5,995,461). Finco is a special purpose British Columbia company incorporated solely for the purpose of the Finco Financing.

The Finco Financing was completed pursuant to the terms of an agency agreement dated August 18, 2021 among Finco, the Company and Eight Capital ("Agent"), as lead agent and sole bookrunner (the "Agency Agreement"). The subscription receipts are governed by the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") dated August 18, 2021 among Finco, the Agent and Odyssey Trust Company in its capacity as subscription receipt agent.

Each subordinate voting subscription receipt and each multiple voting subscription receipt entitled the holder thereof to receive, upon automatic exchange in accordance with the terms of the Subscription Receipt Agreement, without payment of additional consideration or further act or formality on the part of the holder thereof, one Class A Finco share and one Class B Finco share, respectively, upon the satisfaction or waiver of the escrow release conditions at or before the escrow release deadline. Each Class A Finco share would then be exchanged for one SVS and each Class B Finco share would be exchanged for one MVS upon completion of the BCA.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

In connection with the Finco financing, the Agent was entitled to receive a cash commission of CDN$26,525 and an advisory fee of CDN$197,500 (collectively, the "Agent's Fees"). On closing of the Finco Financing, the Agent received payment of 50% of the Agent's Fees. The remaining 50% of the Agent's Fees were paid to the Agent upon the satisfaction of the escrow release conditions.

Reverse Takeover

On September 7, 2021, the Company completed the BCA (as described above).  As a result of the transaction, the former shareholders of Origination acquired control of the combined Company and, thereby constitutes a reverse takeover of Red Pine by Origination.  The BCA is considered a purchase of the Red Pine's net assets by Origination.  The transaction is accounted for in accordance with guidance provided in International Financial Reporting Standards 2 ("IFRS") Share-Based Payments.

As Red Pine did not qualify as a business according to the definitions in IFRS 3 - Business Combination, the BCA does not constitute a business combination; rather, it is treated as an issuance of Alpine shares for the net assets of Red Pine and Red Pine's listing status with Alpine as the continuing entity.  The resulting condensed interim consolidated financial statements are presented as a continuation of Origination and comparatives figures presented in the condensed interim consolidated financial statements of are those of Origination.

As a part of the reverse takeover, the Company issued 534,384 SVS on September 7, 2021, for total consideration of US$1,697,865 based on the Finco Financing value of CDN$4.01/SVS or US$3.18/SVS, for the Red Pine net assets, which are made up primarily of cash valued at US$396,173.  The excess of purchase consideration over net assets acquired resulted in a listing expense of US$1,301,692 and is presented in the consolidated statements of loss and comprehensive loss.

Acquisition related costs totalling $1,567,967 have been excluded from consideration paid and were recognized as transaction costs on the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021, when the costs were incurred.

3. Basis of preparation

(a) Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS) 34, "Interim Financial Reporting", using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (IASB). Certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted.

The condensed interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements as at and for the year ended December 31, 2021, and the notes thereto.

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except as detailed in the accounting policies disclosed in Note 4 of the Company's audited consolidated financial statements for the year ended December 31, 2021. All accounting policies and methods of computation followed in the preparation of these condensed interim consolidated financial statements are consistent with those of the previous financial year.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

(b) Going concern

These consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

During the six months ended June 30, 2022, the Company generated a net loss and comprehensive loss before non-controlling interest of $3,050,990 (six months ended June 30, 2021 - $32,978,534), and as at that date, the Company had a working capital deficiency of $165,427,098 (December 31, 2021 - working capital deficiency of $80,838,833) and accumulated deficit of $89,501,774 (December 31, 2021 - $81,314,105).

In order to continue operating as a going concern the Company will need to achieve profitable operations and/or secure additional sources of financing in order to satisfy its obligations, including scheduled repayments of long-term debt, as they become due.  During the six months ended June 30, 2022, the Company formed three development partnerships to fund a portion of 2022 capital activity which raised approximately $41.8 million (Note 7) and entry into a new debt facility, raising $80 million, which repaid existing debt and the asset backed preferred instrument (Note 8 and 11).  Subsequent to June 30, 2022, the Company closed on one additional development partnerships resulting in cash inflows of approximately $7.9 million. Although the Company has been successful in its financing activities to date, additional financing may be required to continue operations and such funding may not be available on terms that are acceptable to the Company.

Due to the factors mentioned above, there is a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. These interim condensed consolidated financial statements do not include necessary adjustments to reflect the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and such adjustments could be material.

(c) Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except as otherwise stated and allowed for in accordance with IFRS.

(d) Functional and presentation currency

These condensed interim consolidated financial statements are presented in US dollars ("$").  The Company's functional currency is Canadian dollars, however, all of the Company's individual subsidiaries have functional currencies in US$ which represents the primary economic environment in which the entities operate.

(e) Management's significant accounting judgements, estimates and assumptions

The preparation of condensed interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of assumptions and estimation uncertainty are discussed in the Company's consolidated financial statements for the year ended December 31, 2021.

The global spread of the COVID-19 virus during 2022 and 2021 had a negative impact on the global demand for oil and natural gas and caused significant commodity market volatility.  While the increase in domestic vaccination programs and reduced spread of COVID-19 virus has contributed to an improvement in the economy and higher realized prices for commodities, the current price environment remains uncertain as responses to the COVID-19 pandemic and newly emerging variants of the virus continue to evolve.  Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist.  While the Company uses derivative and risk management instruments to partially mitigate the impact of commodity price volatility, revenues and operating results depend significantly on the prevailing prices for oil and natural gas.

More specifically, assumptions may change that are involved in the estimates of valuation of exploration and evaluation assets and property, plant and equipment cash generating units, the timing of decommissioning obligations, the fair value of commodity contracts, fair value of development partnerships, the expected credit loss provisions related to accounts receivable as well as liquidity and going concern assessments.

4. Significant accounting policies

All significant accounting policies used in the preparation of these condensed interim consolidated financial statements are described in the Company's consolidated financial statements for the year ended December 31, 2021.

5. Exploration and evaluation ("E&E") assets

	June 30, 2022	December 31, 2021
Balance, beginning of period	$24,987,312	$1,243,615
Additions	23,369,431	20,243,702
Acquisition for members units (Note 12)	-	3,499,995
Transfers (Note 6)	(18,789,954)	-
Balance, end of period	$29,566,789	$24,987,312

E&E assets consist of undeveloped lands, unevaluated seismic data and unevaluated drilling and completion costs and associated decommissioning costs on the Company's exploration projects which are pending the determination of proved reserves. Transfers are made to property, plant and equipment ("PP&E") as proved reserves are determined and technical feasibility and commercial viability is established. E&E assets are expensed due to uneconomic drilling and completion activities and lease expiries.

Additions during the six months ended June 30, 2022, and year ended December 31, 2021, mainly relate to undeveloped lands and drilling costs on wells without assigned proved reserves prior to their transfer to property, plant and equipment.

The Company reviews many factors when determining if an impairment test should be performed.  As at June 30, 2022 and December 31, 2021, the Company conducted an assessment of impairment indicators for the Company's exploration and evaluation assets and noted no impairment indicators were present.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

6. Property, plant and equipment

Cost	June 30, 2022	December 31, 2021
Balance, beginning of period	110,205,126	56,955,325
Additions	70,657,974	52,187,091
Acquisitions	-	-
Transfers from E&E assets (Note 5)	18,789,954	-
Decommissioning obligations (Note 9)	867,228	1,062,710
Disposal	(84,300)	-
Balance, end of period	200,435,982	110,205,126

Accumulated depletion and impairment	June 30, 2022	December 31, 2021
Balance, beginning of period	(17,934,996)	(1,292,996)
Depletion	(14,325,000)	(16,642,000)
Balance, end of period	(32,259,996)	(17,934,996)

Carrying amount	168,175,986	92,270,130

Depletion

The depletion calculation for the six months ended June 30, 2022, includes estimated future development costs of $264,995,000 (year ended December 31, 2021 - $324,295,000) associated with the development of the Company's proved plus probable reserves included in property, plant and equipment.

Impairment

The Company assesses many factors when determining if an impairment test should be performed. For the six months ended June 30, 2022 and year ended December 31, 2021, the Company assessed impairment indicators for the Company's cash generating unit and noted no indicators of impairment were present.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

7. Development Partnership liabilities

The Company, through its subsidiary, Origination, sponsors and manages development programs to participate in its drilling initiatives and accelerate its growth. Most of Origination's drilling programs are limited partnerships structured to minimize drilling risks on repeatable prospects and optimize tax advantages for private investors. At the commencement of operations, Origination assigns drilling rights for specified wells to an operating partnership.

i) Development Partnership 1

During the first quarter of 2021, the Company formed Development Partnership 1 ("DP1") with 13 external limited partners and Origination as a limited partner and the general partner.  The intention of the DP1 was to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company raised $13,140,240 from external limited partners of which $1,366,709 was raised from officers and directors of the Company.  Investors chose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors participated as to $3,243,728 in Flat Payout units and $9,896,512 in IRR based payout units. Flat Payout Units participated in 75% of the income of the DP (along with IRR based Payout Units) until that income equaled their invested capital and thereafter participated in 20% of the income of the DP1 (along with IRR based Payout Units). IRR Based Payout Units participated in 75% of the income of the DP1 (along with Flat Payout Units) until that income equaled their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever was greater and thereafter participated in 6% of the income of the DP1 (along with Flat Payout Units).  The Company would receive 25% of the income of the DP1 before payout and received 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.  During the year ended December 31, 2021, the Company distributed $1,853,127 to external partners.

After payout, the external limited partners had a put right to effectively put their DP1 units (with ongoing rights to 20% and 6% of the income generated by the DP1) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

On October 7, 2021, the Company repaid and paid out the reversion of DP1.  As part of the completion of the DP1 program, the Company retired liabilities of $15,288,594.

One of the DP1 partners exercised the put right provided to such partners by DP1 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP1 for 339,372 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company, having a deemed value of US$3.515 per unit, or a total of $1,192,893 (Note 12)).

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%.

ii) Development Partnership 2

During the third quarter of 2021, the Company formed Development Partnership 2 ("DP2") with 25 external limited partners and Origination as a limited partner and the general partner.  The intention of the DP2 was to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company raised $20,815,329 from external limited partners of which $1,724,967 was raised from officers and directors of the Company.  Investors chose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors had participated as to $7,390,362 in Flat Payout units and $13,424,967 in IRR based payout units. Flat Payout Units participated in 75% of the income of the DP2 (along with IRR based Payout Units) until that income equaled their invested capital and thereafter participated in 20% of the income of the DP2 (along with IRR based Payout Units). IRR Based Payout Units participated in 75% of the income of the DP2 (along with Flat Payout Units) until that income equaled their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever was greater and thereafter participated in 6% of the income of the DP2 (along with Flat Payout Units).  The Company received 25% of the income of the DP2 before payout and received 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.  During the year ended December 31, 2021, the Company distributed $4,535,743 to external partners.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

After payout, the external limited partners also had a put right to effectively put their DP2 units (with ongoing rights to 20% and 6% of the income generated by the DP2) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

In January 2022, the Company repaid and paid out the reversion of DP2.  As part of the completion of the DP2 program, the Company retired liabilities of $23,511,818.

Ten of the DP2 partners exercised the put right provided to such partners by DP2 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP2 for 826,063 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company, having a deemed value of US$3.825 per unit, or a total of $3,159,706 (Note 12)). Two of the DP2 partners elected to retain their ongoing rights of working interest in the DP2 wells and as a result, the fair value of their liability related to working interest was settled with an offset a disposition from PP&E (Note 6).

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%.

iii) Development Partnership 3

During the fourth quarter of 2021, the Company formed Development Partnership 3 ("DP3") with 23 external limited partners and Origination as a limited partner and the general partner.  The intention of the DP3 was to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company raised $21,182,826 from external limited partners of which $4,032,612 was raised from officers and directors of the Company.  Investors chose to receive DP Units that distributed profits either based on a Flat payout option or an IRR based payout option.  Investors participated as to $10,413,322 in Flat Payout units and $10,769,504 in IRR based payout units. Flat Payout Units participated in 75% of the income of the DP3 (along with IRR based Payout Units) until that income equaled their invested capital and thereafter participated in 20% of the income of the DP3 (along with IRR based Payout Units). IRR Based Payout Units participated in 75% of the income of the DP3 (along with Flat Payout Units) until that income equaled their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever was greater and thereafter participated in 6% of the income of the DP3 (along with Flat Payout Units).  The Company received 25% of the income of the DP3 before payout and received 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

After payout, the external limited partners also had a put right to effectively put their DP3 units (with ongoing rights to 20% and 6% of the income generated by the DP3) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP3.

In April 2022, the Company repaid and paid out the reversion of DP3.  As part of the completion of the DP3 program, the Company retired liabilities of $30,171,337.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

Twelve of the DP3 partners exercised the put right provided to such partners by DP3 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP3 for 894,929 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company, having a deemed value of US$5.70 per unit, or a total of $5,127,229 (Note 12)).

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%.

iv) Development Partnership 4

During the first quarter of 2022, the Company formed Development Partnership 4 ("DP4") with 29 external limited partners and Origination as a limited partner and the general partner.  The intention of DP4 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company has raised $25,225,079 from external limited partners of which $1,484,256 was raised from officers and directors of the Company.  Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors have participated as to $11,638,948 in Flat Payout units and $13,586,130 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP4 (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP4 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP4 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP4 (along with Flat Payout Units).  The Company will receive 25% of the income of the DP4 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

After payout, the external limited partners will also have a put right to effectively put their DP4 units (with ongoing rights to 20% and 6% of the income generated by the DP4) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP4.

The Company, through the structure of the DP4, will maintain control of the DP4 and will continue to consolidate 100% of the operations of the DP4.

The Company has categorized the development partnership liability as current based on the anticipated timing of repayments.  For the three and six months ended June 30, 2022, an increase in the DP4 liability of $12,003,751 was recorded related to the change in fair value of the liability, with a corresponding increase to finance expense (Note 18).

Refer to Note 24 for Subsequent Events.

v) Development Partnership Red Dawn 1

During the first quarter of 2022, the Company formed Development Partnership Red Dawn ("Red Dawn 1") with 37 external limited partners and Origination as a limited partner and the general partner.  The intention of Red Dawn 1 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company has raised $30,269,097 from external limited partners of which $778,836 was raised from officers and directors of the Company.  Investors can choose to receive Red Dawn 1 Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors have participated as to $16,692,201 in Flat Payout units and $13,576,896 in IRR based payout units. Flat Payout Units will participate in 75% of the income of Red Dawn 1 (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of Red Dawn 1 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of Red Dawn 1 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of Red Dawn 1 (along with Flat Payout Units).  The Company will receive 25% of the income of Red Dawn 1 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

After payout, the external limited partners will also have a put right to effectively put their Red Dawn 1 units (with ongoing rights to 20% and 6% of the income generated by Red Dawn 1) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of Red Dawn 1.

The Company, through the structure of Red Dawn 1, will maintain control of Red Dawn 1 and will continue to consolidate 100% of the operations of Red Dawn 1.

The Company has categorized the development partnership liability as current based on the anticipated timing of repayments.  For the three and six months ended June 30, 2022, there was no increase in the liability related to the change in fair value of the liability as no associated drilling or reserve results were completed.

vi) Development Partnership 5

During the second quarter of 2022, the Company formed Development Partnership 5 ("DP5") with 25 external limited partners and Origination as a limited partner and the general partner.  The intention of DP5 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company has raised $30,171,337 from external limited partners of which $4,308,462 was raised from officers and directors of the Company.  Investors can choose to receive DP5 Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors have participated as to $19,657,923 in Flat Payout units and $10,513,413 in IRR based payout units. Flat Payout Units will participate in 75% of the income of DP5 (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of DP5 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of DP5 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of DP5 (along with Flat Payout Units).  The Company will receive 25% of the income of DP5 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

After payout, the external limited partners will also have a put right to effectively put their DP5 units (with ongoing rights to 20% and 6% of the income generated by DP5) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of DP5.

The Company, through the structure of DP5, will maintain control of DP5 and will continue to consolidate 100% of the operations of DP5.

The Company has categorized the development partnership liability as current based on the anticipated timing of repayments.  For the six months ended June 30, 2022, there was no increase in the liability related to the change in fair value of the liability as no associated drilling or reserve results were completed.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

8. Long-term debt

a. Asset backed securitization facility

On April 27, 2022 the Company entered into an asset backed securitization of certain producing oil and gas wells (the "ABS Facility"). The ABS Facility is led by an insurance company and has an initial size of $80 million with additional capacity to expand up to $150 million in total.

All borrowings under the facility are secured by working interests in a subset of the Company's producing assets, which are held by a subsidiary of its operating subsidiary, HB2 Origination, LLC.  The ABS Facility carries an interest rate of LIBOR+6% (with a 1% LIBOR floor) for the initial year, LIBOR +12% for the second year and an ultimate maturity date of May 2024.  Interest payments are required monthly.  As at June 30, 2022, the Company had $75,883,970 outstanding under the ABS Facility.

The Company's subsidiaries have certain financial covenants under the ABS Facility, including maintaining a debt service coverage ratio of no less that 1.1 to 1.0.

Under the terms of the ABS Facility, the Company is also required to;

 i) As at the initial borrowing date, enter into certain forward commodity swap contracts included in Note 23 (c)(i) which it has done.

 ii) Maintain an interest reserve account that will hold a cash balance sufficient to cover three months of scheduled interest payments.

Repayments of principal required under the ABS Facility are as follows:

June 30, 2022
2022	$19,158,643
2023	27,403,454
2024	29,321,873
2025	-
Thereafter	-
$75,883,970

In addition to the required principal repayments outlined above, the Company's subsidiaries could also be required to make additional payments if:

 i) if the debt service coverage ratio is less than 1.20 to 1.00, the Company must make an additional principal prepayment equal to net income/(loss) adjusted for all non-cash charges, plus/(minus) working capital not including the current portion of debt under this facility and other adjustments required under the terms of the agreement.

 ii) if the production tracking ratio is less than 80%, the Company must make an additional principal prepayment equal to net income/(loss) adjusted for all non-cash charges, plus/(minus) working capital not including the current portion of debt under this facility and other adjustments required under the terms of the agreement.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

 iii) if the loan to value is above 85%, the Company must make an additional principal prepayment equal to net income/(loss) adjusted for all non-cash charges, plus/(minus) working capital not including the current portion of debt under this facility and other adjustments required under the terms of the agreement.

At June 30, 2022, the Company was not subject to any other additional principal prepayments.

Details of the loan balances are as follows;

June 30, 2022	Current	Long-term	Total
Drawn balance	$34,835,900	$41,048,070	$75,883,970
Borrowing costs	(1,580,276)	(781,361)	(2,361,637)
Total	$33,255,624	$40,266,709	$73,522,333

During the three and six months ended June 30, 2022, the Company recorded amortization of borrowing costs of $179,838 (2021 - $Nil) and interest and finance expense of $1,004,004 (2021 - $Nil) (Note 18).

b. Goldman facility

On December 22, 2020, the Company entered into a credit facility with Goldman Sachs (the "Goldman Facility").    All borrowings under the Goldman Facility were secured by the Company's oil and gas producing wells as well as all assets of three of the Company's subsidiaries.  The Goldman Facility carried an interest rate of LIBOR+6% (with a 1% LIBOR floor) and a maturity date of December 22, 2031.  Interest payments were required quarterly.

In April 2022, in connection with the ABS Facility (Note 8(a)), the Company repaid the Goldman Facility in full and amortized the remaining unamortized borrowing costs (Note 18).

9. Corporate credit facility

In October 2021, the Company's operating subsidiary Origination closed on a corporate credit facility.  The facility had a maximum borrowing capacity of $12.5 million, subject to quarterly borrowing base determinations by the lender.  The loan charges interest at prime +2.25% and had a one-year maturity.  A subset of certain Company working interests in producing assets have been secured in connection with the corporate credit facility.

During the first quarter of 2022, Origination closed a new corporate credit facility to replace the previous facility. The new corporate credit facility has a total size of $30 million. The corporate credit facility is secured by working interests in a subset of the Company's producing assets and charges interest at the greater of 5.00% and Prime +1.75% and has a one-year maturity.

As at June 30, 2022, the Company had drawn $17,000,000 under the credit facility (December 31, 2021 - $2,200,000), and for the three and six months ended June 30, 2022, incurred $138,070 and $495,834, respectively, of interest and finance expense related to the facility.  The borrowing base as at June 30, 2022 was $24,667,080 (December 31, 2021- $6,579,750).

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

10. Decommissioning liabilities

	June 30, 2022	December 31, 2021
Balance, beginning of period	$1,946,306	$864,000
Liabilities incurred and acquired	1,146,390	1,081,218
Liabilities settled	-	(29,913)
Accretion (Note 18)	28,735	19,589
Change in estimates	(279,162)	11,412
Balance, end of period	$2,842,269	$1,946,306

The total future decommissioning obligations were estimated based on the Company's net ownership interest in petroleum and natural gas assets including well sites and gathering systems, the estimated costs to abandon and reclaim the petroleum and natural gas assets and the estimated timing of the costs to be incurred in future periods. As at June 30, 2022, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning obligations to be approximately $1,990,500 (December 31, 2021 $1,326,500) which will be incurred between 2025 and 2050. As at June 30, 2022, an average risk-free rate of 2.96% (December 31, 2021 - 1.92%) and an inflation rate of 5.0% (December 31, 2021 - 4.5%) were used to calculate the decommissioning obligations.

The risk-free rate used in the calculation of the net present value has a significant impact on the carrying value of decommissioning liabilities. A 1% increase in the risk-free rate at June 30, 2022 would decrease the decommissioning liability by approximately $351,000.

11. Asset backed preferred instrument

On March 5, 2021, Origination executed a Origination Member Units buy back structure, in which a member exchanged 100% of their holdings (3,992,629 Origination Member Units representing approximately 23.4% of the outstanding Origination Member Units at the time) along with a $1,000,000 promissory note for a preferred instrument (23,500,000 LP units) in a newly created limited partnership controlled by the Company ("the LP Units").  Origination was required to redeem 6,670,000 LP Units on or before May 1, 2021 at $0.71 per LP Unit, or before June 1, 2021 at $0.8809 per LP Unit, or before September 1, 2021 at $1.00 per LP Unit or would be considered in default.  The remaining 16,830,000 LP Units must be redeemed at $1.00 per LP Unit no later than March 5, 2024.  If the remaining 16,830,000 LP Units are not redeemed by this date, the redemption price increases to $1.35 per LP Unit and the Company is considered to be in default.  While outstanding, all LP Units earn a fixed rate of return of 12% per annum, which increases to 17% in any event of default.  The 6,670,000 LP units were redeemed at $0.71 per LP unit in the second quarter of 2021 for a total amount of $4,735,700.

As a result of the transaction, the Company recorded a reduction to Origination Member Units of $8,680,786 (weighted average issue price to date of $2.17/unit), a reduction in promissory note liability of $1,000,000, a liability at an initial fair value of $21,565,700 and a reduction to accumulated deficit of $11,884,914.  The fair value of the liability was determined by discounting the expected cash flows related to the instrument at a market-based rate of 12% per annum.

During the six months ended June 30, 2022, the Company redeemed all of the LP units for $19,345,398, in connection with the ABS Facility (Note 8(a)).

For the three and six months ended June 30, 2022, the Company recorded finance expense related to the outstanding instrument in the amount of $139,293 and $658,047 (June 30, 2021 - $620,443 and $778,382)(Note 18).

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

12. Share Capital

Authorized share capital:

The Company is authorized to issue an unlimited number of Subordinate Voting, Multiple Voting and Proportionate Voting Shares.  Subject to certain restriction set out in the Company's articles, each SVS is entitled to one vote per share, each MVS is convertible, at the option of the holder, into 100 SVS and entitles the holder to 100 votes per share and each PVS is convertible into one SVS and entitles the holder to 1,000 votes per share.  Each PVS will automatically convert to one SVS upon the holders equity interest in Origination reducing to less than 75% of the interest held on the date of the closing of the BCA.

Issued:

		Origination Member Units	SVS	MVS	PVS	Amount
Balance at January 1, 2021	Note	17,083,501	-	-	-	$37,097,376
Issuance of member units for cash	12	819,215	-	-	-	8,044,700
Issuance of member units exchanged for promissory notes	12	353,870	-	-	-	3,475,000
Issuance of member units for exploration and evaluation assets	12	356,415	-	-	-	3,499,995
Issuance of member units to contractors	12	923,954	-	-	-	9,073,228
Redemption of member units	12	(3,992,629)	-	-	-	(8,680,786)
Issuance of member units exchanged for promissory notes	12	234,216	-	-	-	2,300,000
Origination Unit split 1:3	2	31,557,084	-	-	-	-
Allocation of opening non-controlling interest	14	(16,168,422)	-	-	-	(18,721,276)
Shares issued for cash, net of issuance costs of $247,218	2	-	161,976.000	17,057.000	-	5,499,832
Exchange of units for SVS and MVS	2	(31,167,204)	1,427,421.000	297,397.830	-	-
Proportionate Voting Shares issued for cash	2	-	-	-	15,947.292	128,213
Shares issued on reverse takeover	2	-	534,384.000	-	-	1,697,865
MVS converted to SVS	12	-	30,411,950.000	(304,119.500)	-	-
Balance at December 31, 2021		-	32,535,731.000	10,335.330	15,947.292	$43,414,147

RSU settlement	12	-	1,114,430.000	-	-	4,633,897
Repurchase of SVS	12	-	(44,900.000)	-	-	(282,178)
MVS converted to SVS	12	-	158,686.000	(1,586.860)	-	-
Balance at June 30, 2022		-	33,763,947.000	8,748.470	15,947.292	$47,765,866

2022 Activity

In January 2022, 1,586.860 MVS were converted into 158,686 SVS on a 100 to 1 basis.

During the six months ended June 30, 2022, 1,114,430 SVS were issued as a result of settling certain restricted share units ("RSU") (Note 15).  Previously stock based compensation of $4,633,897 has been removed from contributed surplus and has been reclassified to share capital to reflect the impact of settlement.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

On June 10, 2022, the TSX Venture Exchange approved the Company's normal course issuer bid ("NCIB").  Under the NCIB, the Company may purchase, for cancellation, up to 1,648,783 SVS of the Company (representing approximately 5% of its issued and outstanding SVS as of June 6, 2022) over a 12-month period commencing on June 10, 2022. The NCIB will expire no later than June 9, 2023.  During 2022, the Company purchased and cancelled 44,900 SVS at an average price of $6.28/share for an aggregate value of $282,178.

2021 Activity

The Company entered into an agreement, with a third party, to acquire 16,201 net acres in the Eagle Ford formation, located in the Austin, Fayette, Lee and Washington counties of Texas.  In exchange for the acreage, the Company issued 203,666 Origination Member Units valued at $2,000,000 ($9.82/Unit).

In addition, the Company issued 152,749 Origination Member Units, valued at $1,499,995 ($9.82/Unit) in exchange for approximately 630 net mineral acreage in Washington county, Texas.

In May of 2021, the Company issued 923,954 Origination Member Units to officers and consultants of the Company for services at an estimated value of $9.82 per Origination Member Unit for total consideration of $9,073,228 in connection with the listing application.

On July 2, 2021, the Company exercised its option to convert all the existing convertible promissory notes ($2,300,000) into 234,216 units ($9.82/unit) of the Company effective as of July 7, 2021.

During the year ended December 31, 2021, 304,119.500 MVS shares were converted into 30,411,950 SVS.  During the year ended December 31, 2021, the Company issued 819,215 Origination Member Units for aggregate cash of $8,044,700 ($9.82/unit).  In addition, the Company issued 353,870 Origination Member Units in exchange for the retirement of $3,475,000 in promissory notes ($9.82/Unit).

Income / (Loss) per share:

	Six months ended June 30, 2022			Six months ended June 30, 2021
	Net Loss	Shares	Loss per share	Net Loss	Shares	Loss per share
Loss - basic	$(2,075,148)	33,947,937	$(0.06)	$(32,978,534)	15,514,266	$(2.13)
Diliutive effect of outstanding awards	-	-	-	-	-	-
Income - diluted	$(2,075,148)	33,947,937	$(0.06)	$(32,978,534)	15,514,266	$(2.13)

	Three months ended June 30, 2022			Three months ended June 30, 2021
	Net Income	Shares	Income per share	Net Loss	Shares	Loss per share
Income(loss) - basic	$6,873,817	34,084,148	$0.20	$(24,751,922)	14,775,021	$(1.68)
Diliutive effect of outstanding awards	-	1,321,189	-	-	-	-
Income(loss) - diluted	$6,873,817	35,405,337	$0.19	$(24,751,922)	14,775,021	$(1.68)

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

The Company had share purchase options ("Options"), RSU's and deferred share units ("DSUs") outstanding for the three and six months ended June 30, 2022 (June 30, 2021 - none outstanding) (Note 15).  The effect of the conversion or exercise of Options, RSU's and DSU's (three months 1,321,189, six months 1,136,744) are included in the three months ended calculation of diluted income per share and excluded for the six months ended as they are anti-dilutive.  The Company used an average market price of $5.84 and $5.51 per share, respectively, to calculate the dilutive effect of stock options, RSUs and DSUs outstanding.

The Company's NCI interest, which can be freely converted SVS on a one for basis, would be anti-dilutive and therefore have not been included in the calculation of diluted loss per share (three months 17,746,901, six months 17,454, 806).  There was no NCI interest for the same periods of 2021.

13. Dividends

On December 14, 2021, the Company announced that its Board of Directors had declared a dividend distribution policy, beginning in January 2022.  Monthly dividends of $0.03 per SVS and $3.00 per MVS were declared and paid for each month ended during the three and six months ended June 30, 2022, with an aggregate distribution of $3,072,977 and $6,112,521, respectively (2021 - $Nil).  See Note 24 for additional information.

14. Non-Controlling Interest

2022 Activity

In connection with the BCA (Note 2), certain Origination equity holders elected not to convert their equity holdings in Origination into SVS/MVS of the Company.  The non-converting equity holders amount to a 34.467% economic interest in Origination as at June 30, 2022 (December 31, 2021 - 32.954%).

In January 2022, ten of the DP2 partners exercised the put right provided to such partners by DP2 regarding residual interests in their associated investment and elected to exchange the remaining interest in DP2 for 826,063 Class B non-voting units of Origination (Note 7. ii.).  As a result, a credit to NCI for the fair value of the put right for DP2 of $3,159,706 was recorded to settle liabilities.

In January 2022, certain RSUs were settled (Note 15) and as a part of the amended and restated LLC agreement between Origination and the Company, an equivalent number of Origination Units were issued.  Based on the fair value of shares issued on the date of settlement ($5.00/share), $1,406,250 has been recorded as a decrease to non-controlling interest and a corresponding offset to capital reserve.

In May 2022, twelve of the DP3 partners exercised the put right provided to such partners by DP3 regarding residual interests in their associated investment and elected to exchange the remaining interest in DP3 for 894,929 Class B non-voting units of Origination (Note 7. iii.).  As a result, a credit to NCI for the fair value of the put right for DP3 of $5,127,229 was recorded to settle liabilities.

In June 2022, certain RSUs were settled (Note 15) and as a part of the amended and restated LLC agreement between Origination and the Company, an equivalent number of Origination Units were issued.  Based on the fair value of shares issued on the date of settlement ($6.49/share), $5,407,338 has been recorded as a decrease to non-controlling interest and a corresponding offset to capital reserve.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

During the first quarter of 2022, the Company declared and paid dividends (Note 13) to shareholders.  In connection with the dividend distributions from Origination, non-converting equity holders received their non-controlling interest share totalling $3,146,942, for the six months ended June 30, 2022, resulting in a decrease of non-controlling interest.

For the six months ended June 30, 2022, $975,842, was recorded to reduce net loss on the condensed interim consolidated statements of loss and comprehensive loss, with an offset to NCI, representing NCI share of net loss (2021 - $Nil).

2021 Activity

On closing the BCA, Origination's consolidated book value of net liabilities was $32,968,557, which results in an opening NCI balance of $10,714,781. This NCI balance along with the weighted average stated capital of the equity interests surrendered by the NCI holder of $18,721,276, for a total of $29,436,057, has been credited to capital reserve.

For the 23 days of September 2021 following the closing of the BCA, $3,355,382 was recorded to decrease net loss on the interim consolidated statements of operations and comprehensive loss, with an offset to NCI, representing NCI share of net loss for the 23 day period.

In October 2021, one of the DP1 partners exercised the put right provided to such partners by DP1 regarding residual interests in their associated investment and elected to exchange the remaining interest in DP1 for 339,372 Class B non-voting units of Origination (Note 7. i.).  As a result, a credit to NCI, for the fair value of DP1 liabilities settled has been recorded.

For the fourth quarter of 2021, $6,136,766 was recorded to reduce net loss on the consolidated statements of operations and comprehensive loss, with an offset to NCI, representing NCI share for the three-month period.

15. Stock based compensation

During the three and six months ended June 30, 2022, the Company recorded $4,229,527 and $5,519,670, respectively, in stock-based compensation relating to the various incentive plans (discussed below) (June 30, 2021 - three and six months - $9,073,228).

a. Share purchase options

During 2021, the Company's shareholders approved the share purchase option plan. As at June 30, 2022 and December 31, 2021, the Company's options outstanding are as follows:

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

	Stock options outstanding	Weighted average exercise price
December 31, 2021	2,384,288	$3.56
Granted	-	-
Forfeited	-	-
Expired	-	-
June 30, 2022	2,384,288	$3.56

The fair value of each option granted by the Company were estimated on the grant date using the Black-Scholes options pricing model and expensed over the vesting period of the Options.

	June 30, 2022	December 31, 2021
Fair value of options granted	$2.21	$2.21
Risk-free interest rate	1.27%	1.27%
Average forfeiture rate	0.00%	0.00%
Expected life (years)	5.72	5.72
Expected share price volatility	71.62%	71.62%
Expected dividend yield	0.00%	0.00%

The Company did not issue any Options during the six months ended June 30, 2022 (December 31, 2021 - 2,834,288).  For the three and six months ended June 30, 2022, $523,366 and $1,041,109, respectively, was recorded to stock-based compensation (2021 - $Nil).

b. Restricted Share Units

During 2021, the Company's shareholders approved the RSU plan.  As at June 30, 2022, the Company's RSUs outstanding are as follows:

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

Equity settled RSU
December 31, 2021	1,030,221
Granted	1,303,015
Forfeited	-
Settled/released	(1,114,430)
Expired	-
June 30, 2022	1,218,806

The Company's RSU grants are valued using the intrinsic value method, utilizing the closing share price on the day before the grant and are expensed over the vesting period for each grant.  For the three and six months ended June 30, 2022, $3,706,160 and $4,478,561, respectively, was recorded to stock-based compensation (June 30, 2021 - $Nil).

During the six months ended June 30, 2022, 1,114,430 RSUs were settled and a corresponding issuance of SVS were issued (2021 - Nil).  As a result, $4,633,897 was added to Common Stock with a corresponding decrease to contributed surplus in the consolidated statement of changes in shareholders' equity/(deficiency).

16. Key management compensation

The remuneration of the key management personnel of the Company which includes all executive officers is set out below in aggregate:

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Salaries and bonuses	$2,668,795	$2,237,568	$4,033,674	$2,237,568
Share based compensation (Note 13)	4,229,527	8,230,054	5,519,670	8,230,054
Balance, end of period	$6,898,322	$10,467,622	$9,553,344	$10,467,622

For the three and six months ended June 30, 2022, total personnel expenses for all employees and officers including share-based compensation was $7,427,536 and $11,098,126 (June 30, 2021 - $11,450,127 and $12,084,627), respectively, of which $3,198,009 and $5,578,456 (June 30, 2021 - $2,376,899 and $3,011,399) is included in general and administrative expenses and $4,229,527 and $5,519,670 (June 30, 2021 - $9,073,228 and $9,073,288) is included in stock based compensation (Note 15).

17. Revenue from petroleum and natural gas sales

The amount of each significant category of revenue recognized for the three and six months ended June 30, 2022 and 2021 is as follows:

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021

Crude oil	$46,680,724	$9,958,516	$81,802,677	$20,538,257
Natural gas	21,324,555	1,658,534	26,178,240	9,588,841
Natural gas liquids	9,407,603	1,219,189	16,471,250	2,335,054
	$77,412,882	$12,836,239	$124,452,167	$32,462,152

18. Finance expenses

The amount of each significant category of finance expense recognized for the three and six months ended June 30, 2022, and 2021 is as follows:

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Accretion of decommissioning liabilities (Note 10)	$19,381	$3,738	$28,735	$8,943
Interest on asset back preferred liability (Note 11)	139,293	620,443	658,047	778,382
Fair value change in development partnership liabilities (Note 7)	12,003,751	2,654,065	20,992,255	2,671,972
Amortization of debt issuance costs (Note 8)	2,030,113	274,557	2,218,106	596,299
Interest on promissory notes	-	15,907	-	290,908
Accretion on lease liability	3,930	1,302	7,922	1,302
Interest on long-term debt (Note 8)	1,291,490	654,237	2,131,856	1,412,484
	$15,487,958	$4,224,249	$26,036,921	$5,760,290

19. Taxes

Prior to the RTO, Origination was not subject to U.S. income taxes, because, as a limited liability company classified as a partnership for U.S. federal income tax purposes, it was treated as a pass-through entity for income tax purposes, and the members of Origination were subject to income tax with respect to each such members' allocable share of Origination's taxable income. Subsequent to the RTO, while Origination remains classified as a partnership for U.S. federal income tax purposes, the Company is taxed as a United States corporation and is subject to U.S. federal income tax on its allocable share of pass-through taxable income from Origination, any tax balances related to the Company, together with those of the acquired entity, are therefore part of these consolidated financial statements. Any income attributable to Origination's members outside the Company is not reflected in the Company's consolidated statements of financial position and the consolidated statements of loss and comprehensive loss.

The income tax expense (benefit) for the three and six months ended June 30, 2022 is computed based on our estimated annual effective tax rate for the full calendar year. Our estimated annual effect tax rate is 0% and when applied to pre-tax book income results in zero tax expense (benefit) being recorded for the quarter.

Deferred tax assets are recognized only to the extent that it is probable that the assets can be recovered.  As at June 30, 2022 and December 31, 2021, the Company has non‐capital loss carry forwards in Canada of CDN$1.9 million which expire between 2029 and 2040 and which were acquired mainly as part of the BCA, for which no deferred tax asset is recognized.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

During the period ended June 30, 2022, no cash income tax was paid.

20. General and administrative expense

The amount of each significant category of general and administrative expenses recognized for the three and six months ended June 30, 2022 and 2021 is as follows:

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021

Employee salaries and benefits	$3,198,009	$2,376,899	$5,578,456	$3,011,399
Travel and accommodation	78,266	$80,593	119,721	$80,593
Professional, legal and advisory	1,158,248	$740,066	1,929,152	$2,353,162
Software	167,127	$63,346	209,259	$63,346
Office and administration	415,470	$231,600	572,746	$480,333
G&A recovery	(250,000)	$-	(500,000)	$-
	$4,767,120	$3,492,504	$7,909,334	$5,988,833

21. Supplemental cashflow information

a. Change in non-cash working capital

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Change in non-cash working capital:
Accounts receivable	$5,068,720	$7,415,360	$(5,028,743)	$(2,531,450)
Prepaid assets	200,097	9,386	(196,859)	(63,881)
Accounts payable and accrued liabilities	158,113	6,182,417	8,744,755	13,835,277

Change in non-cash working capital operating activities	$5,426,930	$13,607,163	$3,519,153	$11,239,946

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

Changes in non-cash working capital related to	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Operating activities	$24,493,126	$3,328,536	$(5,107,192)	$4,355,106
Investing activities	(19,066,196)	10,278,627	8,626,345	9,766,389
Financing activities	-	-	-	(2,881,549)
	$5,426,930	$13,607,163	$3,519,153	$11,239,946

Cash interest paid	$1,265,911	$670,144	$2,065,329	$1,703,392
Cash taxes paid	$-	$-	$-	$-

Non-cash transactions

In January, 2022, the Company closed DP2 (Note 7) and ten of the DP2 partners exercised their put right provided to such partners by DP2 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP2 for 826,064 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for SVS of the Company, having a deemed value of US$3.825 per unit, or a total of $3,159,695 (Note 12)). Three of the DP2 partners elected to retain their ongoing rights of working interest in the DP2 wells and as a result, the fair value of their liability related to working interest was settled with an offset a disposition from PP&E (Note 6).

In May, 2022, the Company closed DP3 (Note 7) and ten of the DP3 partners exercised their put right provided to such partners by DP3 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP3 for 894,929 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for SVS of the Company, having a deemed value of US$5.73 per unit, or a total of $5,127,229 (Note 12)).

During the period ended December 31, 2021, the Company issued 356,415 Origination Member Units in exchange for $3,499,995 of exploration and evaluation assets ($9.82/unit) (Note 12).

During the period ended December 31, 2021, the Company issued 353,870 Origination Member Units in exchange for the retirement of promissory notes (Note 12).

During the period ended December 31, 2021, the Company redeemed 3,992,629 Origination Member Units and converted a $1,000,000 promissory note in exchange for an asset backed preferred instrument valued at $21,565,700 (Note 11 and 12).

On July 2, 2021, the Company exercised its option to convert all the existing convertible promissory notes ($2,300,000) into 234,216 units ($9.82/unit) of the Company effective as of July 7, 2021 (Note 12).

22. Related party transactions and balances not disclosed elsewhere in the financial statements

2022

Related Party Transactions Management Services Agreement

In the second quarter of 2021, the Company entered into a new Letter Agreement (the "Letter") with a company related by virtue of common equity holders, directors, and officers. The Letter requires the Company to hire its own employees, obtain its own office lease, and assume certain management obligations. In exchange, the Company is paid an annual fee of $1,000,000 on a quarterly basis. During the three and six months ended June 30, 2022, the Company has been paid $250,000 and $500,000 in cash.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

2021

Related Party Transactions Management Services Agreement

On December 22, 2020, the Company entered into a Management Services Agreement (the "MSA") with a company related by virtue of common equity holders, directors and officers. Under this Agreement, the related Company provided management, finance, operations and administrative services. The Agreement had an initial period of 11 years with a 90 day cancellation notice. The Company was obligated to pay for these services on a quarterly basis amounting to the lesser of; i) $2.00 per produced barrel of oil equivalent (converting natural gas to BOE equivalent of 6:1), and ii) 0.375% of measured assets as defined in the credit agreement. During the twelve months ended December 31, 2021, the Company incurred and paid fees of $287,126 and is included in general and administrative expenses. In the second quarter of 2021, the MSA was effectively terminated by assigning the MSA to one of the Company's subsidiaries, thereby eliminating the requirement to pay any fees going forward as outlined above. In the second quarter of 2021, the Company entered into a new Letter Agreement (the "Letter") with the same related company by virtue of common equity holders, directors and officers. The Letter requires the Company to hire its own employees, obtain its own office lease and assume certain management obligations. In exchange, the Company is paid an annual fee of $1,000,000 on a quarterly basis. During the twelve months ended December 31, 2021, the Company was paid $215,080 via a payroll credit and $451,587 in cash, with a corresponding decrease to general and administrative expenses in the statement of income and loss. The Company has been paid $250,000 for services provided in the first quarter of 2022.

Related party balances

(i) At June 30, 2022, the accounts payable included $53,716 (December 31, 2021 - accounts payable of $120,501) due from a company related by virtue of common equity holders, officers and directors under normal credit terms.

23. Financial instruments and risk management

Risk management:

The Company has exposure to credit risk, liquidity and market risk from its use of financial instruments. This note presents information about the Company's exposure to each of the risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.

There were no changes to the Company's risk management policies or processes during the six months ended June 30, 2022.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is as follows:

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

	June 30, 2022	December 31, 2021
Cash	$23,440,802	$8,622,815
Accounts receivable	23,826,378	18,797,635
	$47,267,180	$27,420,450

Accounts receivable

The Company's accounts receivable are subject to normal industry credit risk. The Company is the operator of the oil and gas properties. Petroleum and natural gas sales are normally collected by the Company between 30 and 60 days from deliveries. Joint interest receivables are typically collected within one to three months of the joint interest bill being issued to the partner.  However, the receivables are due from participants in the oil and gas industry and collection of outstanding amounts can be impacted by industry factors such as commodity price fluctuations, limited capital availability and success of drilling programs.

As at June 30, 2022 and December 31, 2021, the Company's accounts receivable were comprised of the following:

	June 30, 2022	December 31, 2021
Trade receivables from sales of crude oil and natural gas	$21,244,552	$18,110,135
Joint interest billing receivables and other	$2,581,826	687,500
Balance, end of period	$23,826,378	$18,797,635

Accounts receivable aging as at June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Current	$22,312,106	$15,420,816
31 - 60 days	1,514,272	3,376,819
61 - 90	-	-
Greater than 90 days	-	-
Balance, end of period	$23,826,378	$18,797,635

All amounts shown as current and 31 - 60 days aging have been collected subsequent to period end.  Amounts greater than 90 days are being pursued by management and the expected credit loss is believed to be insignificant.

Cash

All of the Company's cash is held at four financial institutions as at June 30, 2022 and December 31, 2021. The Company manages its credit exposure to cash, if any, by selecting institutions with high credit ratings.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities as they become due.  The Company's financial liabilities consist of accounts payable and accrued liabilities and promissory notes, all of which are due within a year, commodity contract liabilities which will all be settled over the life of their contract terms (see below), lease liabilities which will be settled over the life of the lease, asset backed preferred instruments which will be repaid based on available cash flows, development partnership liabilities that will be repaid based on cash flows generated by the wells included in the partnership and a credit facility with portions due in the following year. The Company also maintains and monitors a certain level of cash flow which is used to partially finance all operating and capital expenditures.  The Company also attempts to match its payment cycle with collection of oil and natural gas sales which are usually collected within 30 to 60 days.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

At June 30, 2022, the Company had negative working capital of $165,427,098.  The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuance of debt and/or equity.

The Company may need to conduct asset sales, equity issues or issue debt if liquidity risk increases in a given period.  Liquidity risk may increase as a result of a change in the amounts settled monthly from the commodity contracts (Note 23 (c)). The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans/notes, asset sales, coordinating payment and revenue cycles each month, and an active commodity hedge program to mitigate commodity price risk and secure cash flows.

More specifically, in an attempt to increase liquidity, the Company has during and subsequent to the six months ended June 30, 2022: (i) continued its drilling program to increase cash flows from operating activities, (ii) raised significant funds through development partnerships (Note 7 and 24), (iii) entered into a new revolving corporate credit facility (Note 9), and iv) refinanced indebtedness (Note 8 and 11).

The Company is required to meet certain financial covenants under the ABS Facility (Note 9).

The following table details the Company's financial liabilities and their scheduled maturities as at June 30, 2022;

	Carrying value	Contractual cash flow	Less than one year	1 - 3 years	Greater than 3 years
Accounts payable and accrued liabilities	$56,990,432	$56,990,432	$56,990,432	$-	$-
Commodity contracts	14,684,908	14,684,908	12,451,328	1,414,660	818,920
Lease liability	462,792	482,057	129,594	352,463	-
Corporate credit facility	17,000,000	17,000,000	17,000,000	-	-
Development partnerships liabilities	94,923,358	94,923,358	94,923,358	-	-
Long term debt	73,522,333	75,883,970	34,835,900	41,048,070	-
Total	$257,583,823	$259,964,725	$216,330,612	$42,815,193	$818,920

(c) Market risk

Market risk is the risk that changes in market metrics, such as commodity prices, foreign exchange rates and interest rates that will affect the Company's valuation of financial instruments, as well as its net income (loss) and cash flow from operating activities. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i. Commodity price risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by North American and global economic events that dictate the levels of supply and demand. The nature of the Company's operations results in exposure to fluctuations in commodity prices. The Company's production is sold using "spot" pricing with prices fixed at the time of transfer of custody or on the basis of a monthly average market price.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

As at June 30, 2022, the Company had entered into the following risk management contracts to manage commodity price risk:

Commodity	Expiry	Type	Fixed Price	Remaining Notional Total Volumes (1)	Index
Ethane (gallons)	Feb 2024	Swap	$0.13	2,794,720	NGL-Mont Belvieu
Ethane (gallons)	May 2025	Swap	$0.37	6,999,630	NGL-Mont Belvieu
Propane (gallons)	Feb 2024	Swap	$0.45	1,718,277	NGL-Mont Belvieu
Propane (gallons)	May 2025	Swap	$1.02	4,251,482	NGL-Mont Belvieu
Natural gas (gallons)	Feb 2024	Swap	$0.88	1,100,985	NGL-Mont Belvieu
Natural gas (gallons)	May 2025	Swap	$1.80	1,586,620	NGL-Mont Belvieu
Isobutane (gallons)	Feb 2024	Swap	$0.49	359,533	NGL-Mont Belvieu
Isobutane (gallons)	May 2025	Swap	$1.22	800,247	NGL-Mont Belvieu
Norbutane (gallons)	Feb 2024	Swap	$0.50	835,983	NGL-Mont Belvieu
Norbutane (gallons)	May 2025	Swap	$1.20	1,620,444	NGL-Mont Belvieu
Natural gas (mmbtu)	Feb 2024	Swap	$2.61	1,904,433	Henry Hub -Nymex vs East TX
Natural gas (mmbtu)	May 2025	Swap	$5.45	1,043,576	Henry Hub -Nymex
Natural gas (mmbtu)	Aug 2022-May 2023	Short	$3.91-5.17	1,560,000	Henry Hub -Nymex
Natural gas (mmbtu)	May 2025	Short	$5.42	110,000	Henry Hub -Nymex
Crude oil (bbl)	Aug -Dec 2022	Put	$65.00	215,970	WTI-Nymex
Crude oil (bbl)	Aug -Dec 2022	Short	$72.62-88.50	24,000	WTI-Nymex
Crude oil (bbl)	Jan -May 2023	Short	$72.00-89.18	16,000	WTI-Nymex
Crude oil (bbl)	Jun 2023	Call	$97.00	919,000	WTI-Nymex
Crude oil (bbl)	May 2027	Swap	$87.20	456,631	WTI-Nymex
Crude oil (bbl)	Dec 2028	Swap	$43.38	618,953	WTI-Nymex

(1) remaining notional volumes decrease on a monthly basis until expiry of the contracts

The commodity contracts had a total negative fair value of $14,684,908 at June 30, 2022 (December 31, 2021 - $20,381,180) comprised of a short term commodity contract liability of $12,451,328 (December 31, 2021 - $6,479,508) and long term commodity contract liability of $2,223,580 (December 31, 2021 - $13,901,672).  The corresponding unrealized gain/(loss) for the three and six months ended June 30, 2022, was $8,064,051 and ($5,751,522) (June 30, 2021 - loss $8,389,077 and $17,570,964) and is included in the interim condensed consolidated statements of loss and comprehensive loss.  Total realized losses on risk management contracts totalled $10,288,307 and $18,623,855 (June 30, 2021 - $4,129,430 and $7,838,514) for the three and six months ended June 30, 2022, and are also included in the consolidated statements of loss and comprehensive loss.

For the six months ended June 30, 2022, a 10% increase/decrease in commodity prices would have a negative/positive impact on net income of approximately $2.4 million.

ii. Interest rate risk

The Company is exposed to interest rate risk in relation to interest expense on its ABS Facility as future cash flow may fluctuate as a result of market interest rates. If interest rates applicable to the facility were to have increased by 100 basis points (1%) it is estimated that the Company's net less for the six months ended June 30, 2022, would have increased by approximately $192,000 (before effect of income taxes) (2021 - $Nil). A decrease in interest rates by 1% would result in an increase in net income by an equivalent amount.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

iii. Foreign currency risk

The Company mainly trades in US dollars which is also its functional currency hence, there is nominal foreign currency exposure.

(d) Capital management

The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

There has been no change to management's approach to managing capital during the period ended June 30, 2022, with the exception of the addition of development partnership liabilities and asset back preferred instruments to the definition of managed capital.

The Company considers its capital employed to be long-term debt, affiliate loans (if any), development partnership liabilities and asset back preferred instruments and shareholders' equity/(deficiency):

	June 30, 2022	December 31, 2021
Long-term debt (Note 8)	$73,522,333	$23,199,141
Corporate credit facility (Note 9)	17,000,000	$2,200,000
Development partnership liabilities (Note 7)	94,923,358	44,694,643
Asset backed preferred instrument (Note 11)	-	18,687,351
Shareholder's Equity excluding NCI	5,828,433	1,965,022
Capital Employed	$191,274,124	$90,746,157

24. Subsequent events

Dividends declared

On July 1, 2022, the Company's Board of Directors declared a dividend of $0.03 per SVS and $3.00 per MVS, for a total amount of $1,039,642, payable on July 29, 2022, to shareholders of record on the close of business on July 15, 2022.

On August 1, 2022, the Company's Board of Directors declared a dividend of $0.03 per SVS and $3.00 per MVS, for an estimated total amount of $1,039,642, payable on August 31, 2022, to shareholders of record on the close of business on August 17, 2022.

Completion of DP4 and creation of DP6

On July 15, 2022, the Company successfully completed the repayment and reversion of DP4 that it formed during the first quarter of 2022, along with the concurrent closing of its sixth development partnership ("DP6").

DP4 funded the drilling and completion of a total of five wells: three wells in the Giddings Field near Austin, TX and two wells in Webb County, TX; and comprised a total capital program of approximately $42 million, with 60% funded by external partners. As part of the completion of the DP4 program, the Company has retired liabilities of approximately $34.5 million.

Nine of the DP4 partners exercised the put right provided to such partners by DP4 regarding residual interests in their associated investment and, subject to the approval of the TSX Venture Exchange (the "TSXV"), elected to sell their remaining interest in DP4 for 706,975 Class B non-voting units of HB2 Origination, LLC (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company), having a deemed value of US$5.85 per unit (which was calculated with reference to the trailing 30 day share price and the allowable discounts permitted by the policies of the TSXV), or a total of approximately $4.1 million.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three and six months ended June 30, 2022 and 2021 (continued)
(amounts in US dollars unless otherwise noted)(Unaudited)

DP6 has an expanded capital program of approximately $56.9 million, with approximately $34.2.million of external development capital, and is expected to continue to develop assets within the Company's existing operational footprint.